Mitsubishi UFJ Financial Group, Inc.
7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8330, Japan
Tel.03-3240-8111 www.mufg.jp

December 13, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC, 20549, U.S.A.

Attention: Ms. Cecilia D. Blye

                 Chief, Office of Global Security Risk

Mitsubishi UFJ Financial Group, Inc.

Form 20-F/A for Fiscal Year Ended March 31, 2005

Dear Ms. Blye:

Mitsubishi UFJ Financial Group, Inc. (the “Registrant”) is submitting this letter in connection with the Staff’s review of and comments to response letters, dated September 7, 2006, October 19, 2006 and November 28, 2006, previously submitted on behalf of the Registrant by its legal counsel, Paul Weiss Rifkind Wharton & Garrison LLP, regarding the above-referenced annual report on Form 20-F.

In connection with the previous response letters, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission	2

Please contact Mr. Tong Yu of Paul Weiss Rifkind Wharton & Garrison LLP at +81-3-3240-8101 (fax number +81-3-3597-8120) with any questions.

Sincerely,

/s/ Hajime Sugizaki
Hajime Sugizaki
Senior Managing Director and
Chief Financial Officer

cc:	Donald A. Walker Pradip Bhaumik U.S. Securities and Exchange Commission Tong Yu Paul Weiss Rifkind Wharton & Garrison LLP